THIRD AMENDMENT
                                       TO
                           REVOLVING CREDIT AGREEMENT

     This Third Amendment ("Third Amendment") to Fourth Amended and Restated Credit Agreement dated as of March 28, 2002, as amended by the First Amendment thereto dated as of June 12, 2003 and the Second Amendment thereto dated as of October 22, 2003 (as amended, the "Credit Agreement"), originally by and among CONTINENTAL RESOURCES, INC., an Oklahoma corporation (the "Borrower"), UNION BANK OF CALIFORNIA, N.A., as LC Issuer, Bank, Lead Arranger, Fronting Bank and Administrative Agent (in such latter capacity and together with its successors and permitted assigns in such capacity the "Administrative Agent"), GUARANTY BANK, FSB, as Co-Arranger, Bank and Collateral/Documentation Agent (in such latter capacity and together with its successors and permitted assigns in such capacity the "Collateral Agent"), FORTIS CAPITAL CORP., as Co-Arranger, Bank and Syndication Agent (in such latter capacity and together with its successors and permitted assigns in such capacity the "Syndication Agent"), THE ROYAL BANK OF SCOTLAND plc, as Bank and Co-Agent (in such latter capacity and together with is successors and permitted assigns in such capacity the "Co-Agent") and the several banks and financial institutions from time to time parties to the Credit Agreement (the "Banks") is entered into this 14th day April 2004.

                              W I T N E S S E T H:

     WHEREAS, Borrower desires to modify the Credit Agreement to provide for the addition of a term credit facility thereunder in an amount of up to Twenty-Five Million Dollars ($25,000,000.00) that will be pari passu with the existing revolving credit facility under the Credit Agreement, and, subject to the terms of this Third Amendment, the Bank Parties agree to amend the Credit Agreement to provide for such term credit facility; and

     WHEREAS, in furtherance of the foregoing, Borrower and the Bank Parties desire to amend the Credit Agreement as set forth herein;

     NOW, THEREFORE, in consideration of the premises and for Ten Dollars ($10.00) and other good and valuable consideration received by each party hereto, and each intending to be legally bound hereby, the parties agree as follows:

I. Amendments to Credit Agreement.

     Article I, DEFINITIONS, of the Credit Agreement is hereby amended by adding thereto the following defined terms:

     "Applicable Termination Date" means, with respect to Tranche A Loans, the Facility Termination Date, and with respect to the Tranche B Loan, the Tranche B Termination Date, as applicable.

     "Closing of the Third Amendment" means the time as of which all conditions precedent in connection with the Third Amendment, as set forth in Article III thereof, have been satisfied or, to the extent not satisfied, waived in writing by all the Banks.

     "Co-Agent" means The Royal Bank of Scotland plc, as Co-Agent for the Banks hereunder and under the other Loan Documents, and each successor Co-Agent.

     "Outgoing Banks" means the parties identified on the signature page(s) of the Third Amendment under the caption, "Outgoing Banks."

     "Third Amendment" means the Third Amendment to Credit Agreement dated April 14, 2004 among the Bank Parties and Borrower.

     "Tranche A Loan(s)" means any revolving loan(s) advanced by the Banks to the Borrower pursuant to Section 2.01(a) of this Agreement, including all Loans heretofore made by the Banks that are outstanding under the Agreement immediately prior to the Closing of the Third Amendment.

     "Tranche B Limit" means: (a) until the Tranche B Termination Date, Twenty-Five Million Dollars ($25,000,000.00) minus the sum of (i) $25,000,000 less the amount of the Tranche B Loan advanced at Closing of the Third Amendment, and (ii) the aggregate amount of all repayments of the principal amount of the Tranche B Loan, and (b) from and after the Tranche B Termination Date, Zero Dollars (0.00).

     "Tranche B Loan" means the loans advanced by the Banks to the Borrower pursuant to Section 2.01(b) of this Agreement.

     "Tranche B Termination Date" means March 31, 2006.

     Article I, DEFINITIONS, of the Credit Agreement is hereby further modified to amend and restate the following definitions in their entirety:

     "Agent(s)" means, individually and collectively, the Administrative Agent, the Collateral Agent, the Syndication Agent, the Co-Agent, and each successor to each of such respective positions.

     "Aggregate Commitment Amount" means the lesser of: (a) the sum of the Borrowing Base and the Tranche B Limit as each is in effect from time to time, or (b) the amount stated as the Aggregate Commitment Amount on
     Schedule 1.01(b) attached hereto, as the same may be amended from time to time as provided in this Agreement.

     "Applicable Margin" means: (a) with respect to Tranche A Loans, the applicable LIBOR Margin or RR Margin provided for in the Pricing Grid set forth below based upon the Utilization Percentage, and (b) with respect to the Tranche B Loan, five and five-tenths percent (5.5%) with respect to LIBOR Loans and three percent (3.0%) with respect to RR Loans.

     "Commitment" means, as to any Bank, the obligation of such Bank to make Loans to, and participate in Facility LCs issued upon the application of the Borrower in an aggregate amount at any one time outstanding not to exceed the lesser of (i) such Bank's Commitment Amount, and (ii) (a) from the Closing of the Third Amendment through the Tranche B Termination Date, such Bank's Percentage Share of the sum of the Borrowing Base then in effect plus the Tranche B Limit; and (b) subsequent to the Tranche B Termination Date through the Facility Termination Date, such Bank's Percentage Share of the Borrowing Base then in effect.

     "Current Liabilities" means at any time, all liabilities that should in accordance with GAAP, be classified as current liabilities on a consolidated balance sheet of Borrower and the Guarantors, but excluding any mark-to-market valuation under Permitted Hedge Agreements, minus: (i) the amount of Credit Extensions under this Agreement that is deemed to be current in accordance with GAAP, and (ii) the current maturity components of payments to be made pursuant to capital leases that constitute Permitted Indebtedness.

     "Facility Termination Date" means March 31, 2007.

     "LIBOR Margin" means: (a) with respect to Tranche A Loans, the applicable margin set forth in the Pricing Grid under the caption, "LIBOR Margin," determined based on the Utilization Percentage prevailing from time to time, and (b) with respect to the Tranche B Loan, five and five-tenths percent (5.5%).

     "Permitted Hedge Agreement" means any Hedge Agreement that Borrower or any Guarantor enters into with or through a counterparty that has a credit rating of at least "A-" by Standard and Poors or "A3" by Moody's Investment Service, together with the confirmations which Borrower may hereafter enter into with or through such counterparty covering, in the aggregate, among all such Hedge Agreements, not more than seventy-five percent (75%) of the Proved Reserves that are (i) attributable to Borrower's or such Guarantor's interest in the Borrowing Base Oil and Gas Properties and (ii) projected to be produced during the term(s) of such Hedge Agreement(s), provided that from and after May 1, 2004, the weighted average floor, fixed or strike prices for oil prescribed in such Hedge Agreements (based on volumes hedged) must be at least equal to or greater than twenty-three dollars ($23.00) per barrel.

     "RR Margin" means: (a) with respect to Tranche A Loans, the applicable margin set forth in the Pricing Grid under the caption, "RR Margin," determined based on the Utilization Percentage prevailing from time to time, and (b) with respect to the Tranche B Loan, three percent (3.0%).

     Section 2.01, the Commitment, is amended and restated in its entirety to read as follows:

     2.01 The Commitment. From and including the date of this Agreement and prior to the Facility Termination Date, each Bank severally agrees, on the terms and conditions set forth in this Agreement, to (i) make Loans to the Borrower and (ii) participate in Facility LCs issued upon the request of the Borrower, provided that, after giving effect to the making of each Loan and the issuance of each Facility LC, such Bank's Outstanding Credit Exposure shall not exceed its Commitment. The Loans advanced by each Bank to the Borrower shall be evidenced by the Banks' respective Notes from the Borrower. The LC Issuer will issue Facility LCs hereunder on the terms and conditions set forth in Section
2.20. All Commitments to extend credit hereunder shall expire on the Facility Termination Date.

     (a) Tranche A Loans. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow, as Tranche A Loans, up to the Aggregate Commitment Amount, less the Tranche B Limit, at any time prior to the Facility Termination Date. Borrower shall repay in full on the Facility Termination Date any balance of the Tranche A Loans outstanding on the Facility Termination Date.

     (b) Tranche B Loan. Subject to the terms of this Agreement, the Borrower may borrow, as a Tranche B Loan, an aggregate amount at Closing of the Third Amendment up to the Tranche B Limit. Any portion of the Tranche B Loan that is repaid shall not be available to be reborrowed. Borrower shall repay in full on the Tranche B Termination Date any balance of the Tranche B Loan outstanding on the Tranche B Termination Date.

     Section 2.04, Payments of Interest Under the Notes, is amended by substituting the term "Applicable Termination Date" in place of the term "Facility Termination Date" each place such latter term appears.

     Section 2.06, Borrowing Base Determination, is hereby amended by amending and restating the first paragraph thereof in its entirety to read as follows:

     The Borrowing Base in effect as of the date of the Third Amendment is One Hundred Fifty Million Dollars ($150,000,000.00). The Borrowing Base shall be re-determined semi-annually pursuant to the following provisions of this Section. On or before August 1, 2004, Borrower shall furnish to the Administrative Agent information sufficient to update to an effective date of June 1, 2004, the most recent Reserve Report provided to the Administrative Agent prior to Closing of the Third Amendment relative to the Proved Reserves attributable to the Borrowing Base Oil and Gas Properties. Upon receipt of such information, the Arrangers shall, in the normal course of business, make a joint determination of the Borrowing Base, which shall become effective upon approval by the Required Banks and subsequent written notification from the Administrative Agent to the Borrower, and which, subject to the other provisions of this Agreement, shall be the basis on which the Borrowing Base shall thereafter be calculated until the effective date of the next redetermination of the Borrowing Base as set forth in this Section. Thereafter, on or before each April 1 and October 1 until the Facility Termination Date, beginning April 1, 2005, the Borrower shall furnish to the Administrative Agent a Reserve Report, in form and substance satisfactory to the Administrative Agent, which report shall set forth, as of each preceding January 1 or July 1, as applicable, the Proved Reserves attributable to the Borrowing Base Oil and Gas Properties. Each Reserve Report that is due to be submitted to the Administrative Agent on or before each April 1 shall be a complete report prepared by an independent petroleum engineer or firm of engineers acceptable to Administrative Agent, and each Reserve Report due to be submitted on or before October 1 or each year shall be prepared under the supervision of the chief petroleum engineer of Borrower and shall simply update, to its effective date, the last complete Reserve Report provided to Administrative Agent. Upon receipt of each such Reserve Report, the Arrangers shall, in the normal course of business, make a joint determination of the Borrowing Base which shall become effective upon approval by the Required Banks and subsequent written notification from the Administrative Agent to the Borrower, and which, subject to the other provisions of this Agreement, shall be the basis on which the Borrowing Base shall thereafter be calculated until the effective date of the next redetermination of the Borrowing Base as set forth in this Section 2.06. The Arrangers may, subject to approval of the Required Banks, and must, upon the request of the Required Banks, redetermine the Borrowing Base at any time, and from time to time, which redetermination shall become effective upon approval by the Required Banks and subsequent written notification from the Administrative Agent to the Borrower and which, subject to the other provisions of this Agreement, shall be the basis on which the Borrowing Base shall thereafter be calculated until the effective date of the next redetermination of the Borrowing Base, as set forth in this Section. Not more often than two times in any calendar year, the Administrative Agent may request in writing that the Borrower provide a Reserve Report regarding the Proved Reserves attributable to the Borrowing Base Oil and Gas Properties with an effective date not more than ninety
     (90) days prior to Borrower's delivery of such Reserve Report to Administrative Agent, and such Reserve Report shall be delivered to Administrative Agent within ninety (90) days after Borrower's receipt of such written request.

     Section 2.09, Prepayment and Conversion, is amended and restated in its entirety to read as follows:

     2.09 Prepayment and Conversion.

          (a) Tranche A Loans. Upon the Required Number of days written notice to the Administrative Agent, the Borrower may, without the payment of penalty or premium, prepay the principal of the Tranche A Loans or voluntarily convert the applicable Floating Rate of any Tranche A Loan prior to the termination of the applicable Interest Period in whole or in part, from time to time. Any partial payment or conversion of RR Loans shall be made in the sum of not less than $1,000,000, and any partial payment or conversion of LIBOR Loans shall be made in the sum of not less than $1,000,000 or any $1,000,000 increment in addition thereto. With respect to any such prepayment or conversion of any LIBOR Loan the Borrower agrees to pay to the Banks upon the request of the Administrative Agent such amount or amounts as will compensate the Banks for Breakage Costs, excluding, however, any such Breakage Costs resulting from a payment or prepayment made more than sixty (60) days prior to the Administrative Agent's request for payment of Breakage Costs. The payment of any such Breakage Costs to the Banks shall be made within thirty (30) days of a request therefor from Administrative Agent. If LIBOR cannot be determined on the date of such prepayment, the Administrative Agent shall calculate LIBOR by interpolating LIBOR in effect immediately prior to the prepayment and LIBOR in effect immediately after the prepayment.

          (b) Tranche B Loan. No prepayments of any portion of the outstanding balance of the Tranche B Loan shall be permitted prior to April 1, 2005. On and after April 1, 2005, the Tranche B Loan may be prepaid, in whole or in part, subject to satisfaction of the following conditions: (i) such prepayment must be made using proceeds drawn by Borrower as a Tranche A Loan, (ii) immediately following such prepayment, the Aggregate Outstanding Credit Exposure, minus the Tranche B Limit, shall not exceed ninety percent (90%) of the Borrowing Base then in effect, and (iii) contemporaneously with such prepayment, Borrower shall pay to Administrative Agent, for further credit to all the Banks in proportion to their respective Percentage Shares, a refinancing fee in an amount equal to one percent (1%) of the amount of such prepayment.

     Article IV, Representations and Warranties, is amended by adding the following new Section 4.24 thereto:

     4.24 Solvency. As of the date of the Third Amendment, and after giving effect to the Tranche B Loan advanced at the Closing of the Third Amendment and the Obligations of Borrower under the Loan Documents, Borrower: (a) is, and will be, solvent, (b) has and will have assets and property that, fairly valued, exceed its aggregate liabilities, obligations and debts (both fixed and contingent), (c) is and will continue to be able to satisfy, pay and discharge its liabilities, obligations and debts as they become due, and (d) has and will continue to have sufficient capital to carry on in the ordinary course the business in which it is engaged.

     Section 5.04, Annual Audited Financial Statements, is amended by deleting the following text thereof: "together with the report and opinion thereon of Arthur Andersen LLP or such other firm of independent certified public accountants acceptable to the Administrative Agent at its reasonable discretion," and substituting in place of such deleted text the following:

     together with the report and opinion thereon of a firm of independent certified public accountants selected by Borrower and acceptable to the Required Banks in their reasonable discretion.

     Section 5.18, Borrowing Base, is amended by adding thereto the following text at the end of such Section:

     In addition, Borrower shall at all times: (a) cause its Borrowing Base Oil and Gas Properties comprising at least ninety percent (90%) of the discounted present value of future net revenue estimated to be derived from the Proved Reserves to be produced from all of its Borrowing Base Oil and Gas Properties, as set forth in the most recent Reserve Reports delivered to Administrative Agent pursuant to Section 2.06, to be subject to duly executed and recorded Security Instruments granting perfected first priority mortgage liens, security interests and assignments of production therein to Collateral Agent for the benefit of the Banks, and (b) have demonstrated to Collateral Agent, by the delivery of title information satisfactory to Collateral Agent, that Borrower has Defensible Title, as represented in Section 4.05, to its Borrowing Base Oil and Gas Properties that are subject to the Security Instruments comprising at least eighty-one percent (81%) of the discounted present value of future net revenue estimated to be derived from the Proved Reserves to be produced from all of its Borrowing Base Oil and Gas Properties, as set forth in the most recent Reserve Reports delivered to Administrative Agent pursuant to Section 2.06.

     Section 5.35, Required Hedging Transaction, as added by the First Amendment and amended by the Second Amendment is hereby amended by replacing the text of that section in its entirety with the following text:

     5.35 Required Hedging Transaction. (i) Maintain in force and effect one or more Hedge Agreements that each satisfy the definition of Permitted Hedge Agreement entered into by Borrower covering in the aggregate at least 50% of the oil estimated to be produced monthly during the calendar year 2004 beginning May 1, 2004, from the Proved Developed Producing Reserves attributed to Borrower's interest in the Borrowing Base Oil and Gas Properties in the most recent Reserve Report delivered to Administrative Agent pursuant to this Agreement and (ii) on or before July 1, 2004, enter into and maintain in force and effect as of the first day of each calendar month thereafter one or more Hedge Agreements that each satisfy the definition of Permitted Hedge Agreement entered into by Borrower covering in the aggregate at least 50% of the oil estimated to be produced monthly during the ensuing six (6) calendar months from the Proved Developed Producing Reserves attributed to Borrower's interest in the Borrowing Base Oil and Gas Properties in the most recent Reserve Report delivered to Administrative Agent pursuant to this Agreement.

     Section 7.01, Enumeration of Events of Default, is amended by adding the following new subsection (i) and by relabeling existing subsections (i) and (j) to be (j) and (k):

     Borrower or any Guarantor shall fail within thirty (30) days to pay, bond or otherwise discharge one or more (i) judgments or orders for the payment of money in excess of One Million Dollars $1,000,000.00 (or the equivalent thereof in currencies other than U.S. Dollars) in the aggregate, or (ii) nonmonetary judgments or orders which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, which judgment(s), in any such case, is/are not stayed on appeal or otherwise being appropriately contested in good faith.

     Section 9.05, Successors and Assigns; Participation; Purchasing Banks, is amended by adding the following text at the end of subsection (c) thereof:

     Notwithstanding the first sentence of this Section 9.05(c) or anything in the form of Commitment Transfer Supplement to the contrary, the Borrower's approval of the transfer from any Bank to any Purchasing Bank all or a portion of the assigning Bank's interests, rights and obligations under this Agreement and the other Loan Documents shall not be necessary at any time following and during the continuation of an Event of Default.

     Section 9.08, Waiver, Release, and Indemnification by the Borrower, is amended by adding the following new subsection (D) thereto:

     (D) THE RELEASE GRANTED IN SECTION 9.08(B) AND THE COVENANTS OF INDEMNITY GRANTED IN SECTION 9.08(C) TO BANK PARTIES AND THE LC ISSUER AND THEIR RESPECTIVE OFFICERS, EMPLOYEES, DIRECTORS, ATTORNEYS, AND AGENTS EXPRESSLY INCLUDE, BUT ARE NOT LIMITED TO, CLAIMS, DAMAGES, LIABILITIES AND EXPENSES AS DESCRIBED IN SUCH SECTIONS RESULTING FROM THE NEGLIGENCE (OTHER THAN GROSS NEGLIGENCE), REGARDLESS OF WHETHER SUCH NEGLIGENCE IS SOLE OR CONTRIBUTORY, ACTIVE OR PASSIVE, CONCURRENT, IMPUTED, JOINT OR TECHNICAL, OR STRICT LIABILITY OF ANY OF SUCH RELEASED OR INDEMNIFIED PARTIES.

     Section 9.13, Amendments or Modifications, is amended by substituting the term "Applicable Termination Date" in place of the term "Facility Termination Date" in subsection (a)(iv) thereof.

     Schedule 1.01(b), Commitment Amounts and Aggregate Commitment Amount, is replaced in its entirety with Schedule 1.01(b) attached to the Third Amendment.

     Schedule 2.20(C), Fax Numbers for all Parties, is replaced in its entirety with Schedule 2.20(C) attached to the Third Amendment.

     Exhibit E, Request for Advance, is amended by deleting from Section 3 thereof the reference to "Prime Rate Loan" and substituting in its place: "RR Loan".

     II. Third Amendment Fees. Contemporaneously with the Closing of the Third Amendment, Borrower shall pay to the Agent, for credit to each of the Banks, the following fees:

     A. An extension fee for each Bank equal to such Bank's Tranche A Commitment, as shown on Schedule 1.01(b) to this Third Amendment, times
     37.5 basis points.

     B. A Tranche B fee for each Bank equal to such Bank's Tranche B Commitment, as shown on Schedule 1.01(b) to this Third Amendment, times 100 basis points (1.0%).

     C. An Agent's Fee to Administrative Agent in the amount of Seventy-Five Thousand Dollars ($75,000), as prescribed in Section 2.17 of the Credit Agreement, out of which Administrative Agent shall remit one-third, each, to each other Arranger.

     III. Conditions Precedent in Connection with the Third Amendment. The Third Amendment shall not be binding on the Banks until satisfaction of the following conditions precedent:

     A. Administrative Agent shall have received fully executed counterparts, in the number of multiple originals requested by Administrative Agent, of the Third Amendment, duly executed by an authorized officer for Borrower.

     B. Borrower shall have paid to Administrative Agent, for subsequent credit to the Banks in accordance with the provisions of Article II, above, the various fees prescribed in Article II, and promptly following receipt of such payment Administrative Agent shall remit to each Bank the fees to which such Bank is entitled, as prescribed in Article II.

     C. Borrower shall have paid to Administrative Agent, for subsequent credit to itself and the other Arrangers in accordance with that certain Fee Letter of even date with the Third Amendment (the "Fee Letter"), the various fees prescribed in the Fee Letter, and promptly following receipt of such payment Administrative Agent shall remit to each other Arranger to fees to which such Arranger is entitled, as prescribed in the Fee Letter.

     D. The representations and warranties contained in Article IV of the Credit Agreement shall be true and correct in all material respects on the date of the Third Amendment with the same effect as though such representations and warranties had been made on such date; and no Event of Default shall have occurred and be continuing or will have occurred upon the execution of the Third Amendment.

     E. All legal matters incident to the consummation of the transactions contemplated by the Third Amendment shall be satisfactory to special counsel for the Banks.

     F. All reasonable and documented legal fees owed by the Banks to Porter & Hedges, L.L.P. in connection with the Third Amendment shall have been paid by Borrower.

     G. Contemporaneously with the Closing of the Third Amendment, Borrower shall have repaid to the Outgoing Banks the outstanding balance of all Loans made by the Outgoing Banks to the Borrower pursuant to the Credit Agreement, together with all accrued, unpaid interest due thereon.

     H. Contemporaneously with the Closing of the Third Amendment, the Banks and the Outgoing Banks shall surrender their then-existing Notes to Borrower and Borrower shall execute and deliver to each Bank a replacement Note in a face amount equal to $175,000,000 times such Bank's Percentage Share as prescribed in Schedule 1.01(b), as amended pursuant to the Third Amendment. Each Outgoing Bank shall thereafter be deemed to have been an "assignor Bank" and an "assigning Bank" as set forth in Section 9.05(c), and each Bank that has become a party to the Credit Agreement pursuant to this Third Amendment and each Bank whose Percentage Share increased as the result of this Third Amendment shall thereafter be deemed to have been a "Purchasing Bank" as set forth in Section 9.05(c); provided that the Outgoing Banks, as assigning Banks, shall have no obligation to pay an assignment fee as set forth in Section 9.05(c).

     IV. Reaffirmation of Representations and Warranties. To induce the Banks to enter into this Third Amendment, the Borrower hereby reaffirms, as of the date hereof, its representations and warranties contained in Article IV of the Credit Agreement and in all other documents executed pursuant thereto, and additionally represents and warrants as follows:

     A. The execution and delivery of this Third Amendment and the performance by the Borrower of its obligations under this Third Amendment are within the Borrower's power, have been duly authorized by all necessary corporate action, have received all necessary governmental approval (if any shall be required), and do not and will not contravene or conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

     B. The Credit Agreement as amended by this Third Amendment represents the legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms subject as to enforcement only to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally.

     C. No Event of Default or Unmatured Event of Default has occurred and is continuing as of the date hereof.

     D. Since the date of the Agreement, Borrower has not formed or created any new Subsidiaries.

     V. Defined Terms. Except as amended hereby, terms used herein that are defined in the Credit Agreement shall have the same meanings herein.

     VI. Reaffirmation of Credit Agreement. This Third Amendment shall be deemed to be an amendment to the Credit Agreement, and the Credit Agreement, as further amended hereby, is hereby ratified, approved and confirmed in each and every respect. All references to the Credit Agreement herein and in any other document, instrument, agreement or writing shall hereafter be deemed to refer to the Credit Agreement as amended hereby.

     VII. Entire Agreement. The Credit Agreement, as hereby amended, embodies the entire agreement between the Borrower and the Banks and supersedes all prior proposals, agreements and understandings relating to the subject matter hereof. The Borrower certifies that it is relying on no representation, warranty, covenant or agreement except for those set forth in the Credit Agreement, as hereby amended, and in the other documents previously executed or executed of even date herewith.

     VIII. Governing Law. THIS THIRD AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS AND THE APPLICABLE LAWS OF THE UNITED STATES OF AMERICA. This Third Amendment has been entered into in Harris County, Texas, and it shall be performable for all purposes in Harris County, Texas. Courts within the State of Texas shall have jurisdiction over any and all disputes between the Borrower and the Banks, whether in law or equity, including, but not limited to, any and all disputes arising out of or relating to this Third Amendment or any other Security Instrument; and venue in any such dispute whether in federal or state court shall be laid in Harris County, Texas.

     IX. Severability. Whenever possible each provision of this Third Amendment shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Third Amendment shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Third Amendment.

     X. Execution in Counterparts. This Third Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute but one and the same agreement.

     XI. Section Captions. Section captions used in this Third Amendment are for convenience of reference only, and shall not affect the construction of this Third Amendment.

     XII. Successors and Assigns. This Third Amendment shall be binding upon the Borrower and the Banks and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Banks, and the respective successors and assigns of the Banks.

     XIII. Non-Application of Chapter 346 of Texas Finance Codes. In no event shall Chapter 346 of the Texas Finance Code (which regulates certain revolving loan accounts and revolving tri-party accounts) apply to this Credit Agreement as hereby further amended or any other Loan Documents or the transactions contemplated hereby.

     XIV. Notice. THIS THIRD AMENDMENT TOGETHER WITH THE LOAN AGREEMENT, AND THE OTHER SECURITY INSTRUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO WRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

     IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be duly executed as of the day and year first above written.

                              BORROWER:

                              CONTINENTAL RESOURCES, INC.

                              By:     ROGER CLEMENT
                                      Roger Clement
                                      Senior Vice President and Chief
                                      Financial Officer


                              ADMINISTRATIVE AGENT, LEAD ARRANGER,
                              LC ISSUER, FRONTING BANK AND BANK:

                              UNION BANK OF CALIFORNIA, N.A.

                              By:     RANDALL OSTERBERG
                                      Randall Osterberg,
                                      Senior Vice President

                              By:     JOHN CLARK
                                      John Clark,
                                      Vice President


                              COLLATERAL/DOCUMENTATION
                              AGENT, CO-ARRANGER AND BANK:

                              GUARANTY BANK, FSB

                              By:     RICHARD MENCHACA
                                      Richard Menchaca,
                                      Senior Vice President


                              SYNDICATION AGENT, CO-ARRANGER AND BANK:

                              FORTIS CAPITAL CORP.

                              By:     DARRELL W. HOLLEY
                                      Darrell W. Holley,
                                      Managing Director

                              By:     CHRISTOPHER S. PARADA
                                      Christopher S. Parada,
                                      Vice President


                              CO-AGENT AND BANK:

                              THE ROYAL BANK OF SCOTLAND plc

                              By:     JAMES R. MCBRIDE
                              Name:   James R. McBride
                              Title:  Managing Director


                              BANK:

                              WASHINGTON MUTUAL BANK, FA

                              By:     DAVID W. PHILLIPS
                                      David W. Phillips,
                                      Vice President

Each undersigned Outgoing Bank acknowledges receipt of payment from Borrower of the outstanding balance of all Loans made by such Outgoing Bank to Borrower pursuant to the Credit Agreement, together with all accrued, unpaid interest due thereon, and agrees to the provisions of Section III.H. of this Third Amendment.


                              OUTGOING BANKS:


                              COMPASS BANK

                              By:     KATHLEEN J. BOWEN
                                      Kathleen J. Bowen
                                      Vice President


                              COMERICA BANK

                              By:     PETER L. SEFZIK
                                      Peter L. Sefzik
                                      Assistant Vice President


                              WELLS FARGO BANK TEXAS, N.A.

                              By:     DUSTIN S. HANSEN
                                      Dustin S. Hansen
                                      Assistant Vice President

                                                  Schedule 1.01(b)

                                 Commitment Amounts and Aggregate Commitment Amount
                                     Percentage                                  Commitment
              Bank                      Share                                      Amount
              ----                      -----                                      ------
                                                           Tranche A             Tranche B               Total
                                                           ---------             ---------               -----
Guaranty Bank, FSB                  28.571428571%         $ 42,857,143          $ 7,142,857           $ 50,000,000
Union Bank of California, N.A.      20.000000000%         $ 30,000,000          $ 5,000,000           $ 35,000,000
Fortis Capital Corp.                20.000000000%         $ 30,000,000          $ 5,000,000           $ 35,000,000
The Royal Bank of Scotland plc      20.000000000%         $ 30,000,000          $ 5,000,000           $ 35,000,000
Washington Mutual Bank, FA          11.428571429%         $ 17,142,857          $ 2,857,143           $ 20,000,000
                                    -------------         ------------          -----------           ------------
Tranche Total                                             $150,000,000          $25,000,000
Aggregate Commitment Amount:          100.000%                                                        $175,000,000
----------------------------

                                Schedule 2.20(C)

                           Fax Numbers for all Parties


Union Bank of California, N.A...................................214-922-4209

Guaranty Bank, FSB..............................................713-890-8868

Fortis Capital Corp.............................................214-754-5982

The Royal Bank of Scotland plc..................................713-221-2430

Washington Mutual Bank, FA......................................713-543-7130

Continental Resources, Inc.
Continental Resources of Illinois, Inc. and
Continental Crude Co............................................580-548-5182